CM Life Sciences II Inc. 667 Madison Avenue New York, NY 10065

August 11, 2021

VIA EDGAR

Division of Corporation Finance Office of Telecommunications Securities and Exchange Commission 100 F Street, N.E.

Washington, D.C. 20549

Re:	CM Life Sciences II Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed July 22, 2021
File No. 333-256127

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, CM Life Sciences II Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 4 p.m., prevailing Eastern Time, on August 12, 2021, or as soon as practicable thereafter.

Please contact Patti Marks (patti.marks@whitecase.com / telephone: (212) 819-7019) or A.J. Ericksen (AJ.ericksen@whitecase.com / telephone: (713) 496-9688) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Brian Emes
Name:	Brian Emes
Title:	Chief Financial Officer and Secretary

cc:	Patti Marks, White & Case LLP
A.J. Ericksen, White & Case LLP

[Signature Page to Acceleration Request]